VOIS INC.
2200 Corporate Boulevard, N.W.
Boca Raton, Florida 33431

telephone: (561) 948-4193

'CORRESP'

September 28, 2007

United State Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attention:	Mr. Howard Efron
Staff Accountant

Re:	VOIS Inc. (the "Company")
Item 4.01 Form 8-K
Filed September 25, 2007
File No. 000-33035

Ladies and Gentlemen:

Reference is made to the staff’s comments under cover of its letter dated September 27, 2007 on the above-referenced filing. Concurrently with the filing of this letter, the Company has filed a Current Report on Form 8-K/A and the following is the Company's response to the staff’s comments:

Form 8-K filed September 25, 2007

1. Please amend your Form 8-K filing to include al of the information required by Item 304 of Regulation S-K. Your disclosure made under Item 304(a)(1)(ii) to state whether or not your accountant's report on your financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles has been limited to the most recent report. The required disclosure should be made concerning the last two audit reports and should not be limited to the most recent report (even though such report may cover two years of financial statements). Additionally, please file an updated Exhibit 16 letter as discussed in further detail below.

Response: The Company has filed a Current Report on Form 8-K/A amending its initial report as filed on September 25, 2007, which such amended filing clearly discloses that the accountant's report on its financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion nor was such report qualified or modified as to uncertainty, audit scope or accounting principles. Included as an exhibit to the Current Report on Form 8-K/A as filed is a letter from the Company's former accountants as requested in the staff's letter of comment.

We trust the foregoing fully satisfies the staff's comments. The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing,
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Gary Schultheis
Gary Schultheis, President and CEO